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As filed with the Securities and Exchange Commission on November 7, 2011

Registration No. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-9

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

TRANSCANADA PIPELINES LIMITED

(Exact name of Registrant as specified in its charter)

Canada	4922; 4923; 4924; 5172	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

TransCanada Tower, 450 First Street, S.W. Calgary, Alberta, Canada, T2P 5H1, (403) 920-2000
(Address and telephone number of Registrant's principal executive offices)

TransCanada PipeLine USA Ltd., 717 Texas St., Houston, Texas 77002-2761, (832) 320-5201
(Name, address, and telephone number of agent for service in the United States)

Copies to:

Donald R. Marchand TransCanada PipeLines Limited TransCanada Tower 450 First Street S.W. Calgary, Alberta, Canada T2P 5H1 (403) 920-2000	Michael L. Hermsen, Esq. Mayer Brown LLP 71 S. Wacker Drive Chicago, Illinois U.S.A., 60606 (312) 782-0600	Ross A. Bentley Blake, Cassels & Graydon LLP 855 - 2nd Street S.W. Suite 3500, Bankers Hall East Tower Calgary, Alberta, Canada AB T2P 4J8 (403) 260-9600

Approximate date of commencement of proposed sale of the securities to the public:

From time to time after this Registration Statement is declared effective.

Province of Alberta, Canada
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A.
☐ Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.
☒ By at some future date (check appropriate box below):

1.
☐ Pursuant to Rule 467(b) on                          (date) at                          (time) (designate a time not sooner than 7 calendar days after filing).

2.
☐ Pursuant to Rule 467(b) on                          (date) at                          (time) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on                         (date).

3.
☐ Pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian                        securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4.
☒ After the filing of the next amendment to this form (if preliminary material is being filed).

           If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box:    ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)(2)(3)	Proposed maximum offering price per Security	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee(3)

Debt Securities	U.S.$2,250,000,000	100%	U.S.$2,250,000,000	U.S.$257,850

(1)
In U.S. dollars or the equivalent thereof in foreign denominated currencies or currency units or, if any debt securities are issued at an original issue discount, such greater amount as shall result in an aggregate initial offering price of U.S.$4,000,000,000.
(2)
Estimated solely for purposes of calculating the registration fee.
(3)
Pursuant to Rule 429 under the Securities Act of 1933, the prospectus contained herein relates to an aggregate of U.S.$4,000,000,000 debt securities, consisting of U.S.$2,250,000,000 being registered hereby and U.S.$1,750,000,000 unsold debt securities that were previously registered under the Registrant's Registration Statement on Form F-9 (File No. 333-163641) initially filed on December 10, 2009.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall become effective as provided in Rule 467 under the Securities Act of 1933, as amended, or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

 PART I

INFORMATION REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Subject to Completion dated November 4, 2011

TRANSCANADA PIPELINES LIMITED

US$4,000,000,000

Debt Securities

        TransCanada PipeLines Limited ("TCPL" or the "Corporation") may from time to time offer and issue unsecured debt securities (the "debt securities") up to an aggregate initial offering price of US$4,000,000,000 or the equivalent in other currencies, based on the applicable exchange rate at the time of offering, as shall be designated by the Corporation at the time of offering.

        The specific terms of any offering of debt securities will be set forth in one or more shelf prospectus supplements (each, a "Prospectus Supplement") including, where applicable, the specific designation of the debt securities, any limit on the aggregate principal amount of the debt securities, the currency, the maturity, the offering price, whether payment on the debt securities will be senior or subordinated to the Corporation's other liabilities and obligations, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, any terms of redemption, any conversion or exchange rights and any other specific terms. A Prospectus Supplement may include other specific terms pertaining to the debt securities generally, or to any particular debt securities, that are not prohibited by the parameters set forth in this prospectus.

        All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this prospectus. Each Prospectus Supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the debt securities to which such Prospectus Supplement pertains.

        TCPL may sell the debt securities to or through underwriters or dealers purchasing as principals and may also sell the debt securities to one or more purchasers directly or through agents. See "Plan of Distribution". The Prospectus Supplement relating to a particular offering of debt securities will identify each underwriter, dealer or agent, as the case may be, engaged by TCPL in connection with the offering and sale of the debt securities, and will set forth the terms of the offering of such debt securities, including the method of distribution of such debt securities, the proceeds to TCPL and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

        Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of debt securities will be a new issue of debt securities with no established trading market. The debt securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis the debt securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, in which case the compensation payable to any underwriter, dealer or agent in connection with any such sale will be the amount, if any, by which the aggregate price paid for the debt securities by the purchasers exceeds the gross proceeds paid by the underwriter, dealer or agent to the Corporation and the price at which the debt securities will be offered and sold may vary as between purchasers during the distribution period.

        In connection with any offering of debt securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the debt securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution."

        TCPL's head office and registered office is located at 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1.

        There is no market through which the debt securities may be sold and purchasers may not be able to resell debt securities purchased under this prospectus. This may affect the pricing of these debt securities in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, and the extent of issuer regulation. See "Risk Factors" as well as the "Risk Factors" section of the applicable Prospectus Supplement.

        This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein by reference for financial periods beginning prior to January 1, 2012 have been, or will be, as the case may be, prepared in accordance with Canadian generally accepted accounting principles, as defined by Part V of the Canadian Institute of Chartered Accountants' Handbook ("Canadian GAAP"), and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies. "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States. Information regarding the impact upon the Corporation's financial statements of significant differences between Canadian GAAP and U.S. GAAP is contained in the Corporation's audited related supplemental note entitled "Reconciliation to United States GAAP" as at December 31, 2010 and 2009 and for each of the years in the three year period ended December 31, 2010 and the unaudited related supplemental note entitled "Reconciliation to United States GAAP" as at September 30, 2011 and for the three and nine month periods ended September 30, 2011 and 2010.

        The Corporation's board of directors has approved the adoption of U.S. GAAP effective January 1, 2012. See "Recent Developments—Conversion to U.S. GAAP" in this prospectus.

        Prospective investors should be aware that the acquisition of the debt securities described herein may have tax consequences both in the United States and in Canada. Such tax consequences for investors who are residents in, or citizens of, the United States may not be fully described herein or in any applicable Prospectus Supplement.

        The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, that some or all of its officers and directors are residents of Canada, that some or all of the experts named in the registration statement are residents of Canada and that all or a substantial portion of the assets of the Corporation and said persons are located outside the United States.

        These debt securities have not been approved or disapproved by the United States Securities and Exchange Commission (the "SEC") or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2011.

FORWARD-LOOKING INFORMATION

        This prospectus (and any Prospectus Supplement) and the documents incorporated by reference herein include "forward-looking information" and "forward-looking statements" within the meaning of securities laws, including the "safe harbor" provisions of the Securities Act (Alberta), the United States Private Securities Litigation Reform Act of 1995, Section 21E of the Exchange Act, and Section 27A of the Securities Act. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or similar words are used to identify such forward-looking information or forward-looking statements. All forward-looking information and forward-looking statements are based on TCPL's beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in such forward-looking information and forward-looking statements. In particular, and without limitation, this prospectus contains forward-looking information and forward-looking statements under the headings "Use of Proceeds" and "Plan of Distribution". Factors that could cause actual results or events to differ materially from current expectations include, among other things, TCPL's ability to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of TCPL's pipeline and energy assets, the availability and price of energy commodities, capacity payments, regulatory processes and decisions, outcomes of litigation and arbitration decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy industry sectors, construction and completion of capital projects, labor, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and economic conditions in North America.

        By their nature, forward-looking information and forward-looking statements are subject to various risks and uncertainties, including those discussed and incorporated by reference in this prospectus and as described under "Risk Factors" in the Annual Information Form, which could cause TCPL's actual results and experience to differ materially from the anticipated results or expectations expressed. The material assumptions made in respect of this forward-looking information and forward-looking statements are disclosed in the 2010 MD&A under the headings "TCPL's Strategy", "Natural Gas Pipelines—Opportunities and Developments", "Natural Gas Pipelines—Business Risks", "Oil Pipelines—Opportunities and Developments", "Oil Pipelines—Business Risks", "Energy—Opportunities and Developments", "Energy—Business Risks" and "Risk Management and Financial Instruments" and comparable sections in the Interim MD&A, as may be modified or superseded by documents incorporated or deemed to be incorporated by reference herein. In addition, TCPL bases forward-looking information and forward-looking statements on assumptions about future events, which may not prove to be accurate. In light of these risks, uncertainties and assumptions, prospective investors should be aware that the events described in the forward-looking information and forward-looking statements set out in this prospectus (and any Prospectus Supplement) and the documents incorporated by reference herein may not occur.

        Readers are cautioned not to place undue reliance on this forward-looking information and forward-looking statements, which are given as of the date they are expressed in this document or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. The Corporation undertakes no obligation to update publicly or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

 DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this prospectus from documents filed with the Alberta Securities Commission and with the SEC in the United States.

        The following documents of the Corporation filed with the Alberta Securities Commission and the SEC are incorporated by reference in this prospectus:

  (a)
  audited comparative consolidated financial statements as at December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010, the notes thereto, and the auditors' report thereon;

  (b)
  management's discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2010 (the "2010 MD&A");

  (c)
  audited related supplemental note entitled "Reconciliation to United States GAAP" as at December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010, the notes thereto, and the auditors' report thereon;

  (d)
  amended annual information form for the year ended December 31, 2010 dated February 14, 2011 (the "Annual Information Form");

  (e)
  unaudited interim comparative consolidated financial statements as at September 30, 2011 and for the three and nine month periods ended September 30, 2011 and 2010, and the notes thereto;

  (f)
  management's discussion and analysis of financial condition and results of operations as at and for the three and nine month periods ended September 30, 2011 (the "Interim MD&A"); and

  (g)
  unaudited related supplemental note entitled "Reconciliation to United States GAAP" as at September 30, 2011 and for the three and nine month periods ended September 30, 2011 and 2010.

        Any documents of the type referred to above, including all annual information forms, all information circulars, all annual and interim financial statements and management's discussion and analysis relating thereto, all material change reports (excluding confidential material change reports), press releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, and any business acquisition reports, as well as all Prospectus Supplements disclosing additional or updated information subsequently filed by the Corporation with the Alberta Securities Commission after the date of this prospectus and prior to the date on which this prospectus ceases to be effective shall be deemed to be incorporated by reference into this prospectus. These documents will be available through the internet on the System for Electronic Document Analysis and Retrieval ("SEDAR"), which can be accessed at www.sedar.com. In addition, any similar documents filed by the Corporation with the SEC in the Corporation's periodic reports on Form 6-K or annual reports on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), in each case after the date of this prospectus, shall be deemed to be incorporated by reference into the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such reports. The Corporation's periodic reports on Form 6-K and its annual reports on Form 40-F are available on the SEC's Electronic Data Gathering and Retrieval ("EDGAR") system web site at www.sec.gov.

        Any statement contained in this prospectus or in a document incorporated, or deemed to be incorporated, by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus, except as so modified or superseded.

        Upon a new annual information form and related annual audited comparative consolidated financial statements and accompanying management's discussion and analysis being filed by the Corporation with, the Alberta Securities Commission during the term of this prospectus, the previous annual information form, the previous annual audited financial statements and accompanying management's discussion and analysis, all interim financial statements and accompanying management's discussion and analysis, all material change reports and all business acquisition reports filed by the Corporation prior to the commencement of the financial year of the Corporation in which the new annual information form and the related annual financial statements and accompanying management's discussion and analysis are filed shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of debt securities hereunder. Upon interim financial statements and the accompanying management's discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the term of this prospectus, all interim financial statements and accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities hereunder. Upon a Reconciliation to United States GAAP in respect of the Corporation's annual financial results being filed by TCPL with the applicable securities regulatory authorities during the term of this prospectus, the previous GAAP Reconciliation for an annual period and any previous GAAP Reconciliations for interim periods filed prior to the commencement of TCPL's financial year in which the new GAAP Reconciliation for an annual period was filed no longer shall be deemed to be incorporated into this prospectus for the purpose of future offers and sales of debt securities hereunder. Upon a GAAP Reconciliation in respect of an interim financial period being filed by the Corporation with the applicable securities regulatory authorities during the term of this prospectus, all GAAP Reconciliations in respect of an interim period filed prior to the filing of the new GAAP Reconciliation in respect of an interim period shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of debt securities hereunder.

        The Corporation will provide without charge to each person to whom this prospectus is delivered, including any beneficial owner, upon written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to TransCanada PipeLines Limited, 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1, Attention: Corporate Secretary, telephone number (403) 920-2000.

        Prospective investors should rely only on the information contained in or incorporated by reference in this prospectus or any applicable Prospectus Supplement and on the other information included in the registration statement of which this prospectus forms a part. The Corporation has not authorized anyone to provide prospective investors with different or additional information. The Corporation is not making an offer of these debt securities in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of the applicable Prospectus Supplement.

 ABOUT THIS PROSPECTUS

        In this prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References to "dollars" or "$" are to lawful currency of Canada, and references to "U.S. dollars" or "US$" are to lawful currency of the United States.

        Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus or included in any Prospectus Supplement for financial periods beginning prior to January 1, 2012 has been, or will be, as the case may be, determined using Canadian GAAP. For a discussion of the principal differences between the Corporation's financial results as calculated under Canadian GAAP and U.S. GAAP, prospective investors should refer to the Corporation's audited related supplemental note entitled "Reconciliation to United States GAAP" as at December 31, 2010 and 2009 and for each of the years in the three year period ended December 31, 2010 and the unaudited related supplemental note entitled "Reconciliation to United States GAAP" as at September 30, 2011 and for the three and nine month periods ended September 30, 2011 and 2010. The Corporation's board of directors has approved the adoption of U.S. GAAP effective January 1, 2012. See "Recent Developments—Conversion to U.S. GAAP" below.

        One or more Prospectus Supplements containing the specific terms of an offering of debt securities will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such Prospectus Supplement solely for the purposes of offering debt securities thereunder.

        Except as set forth under "Description of Debt Securities", and unless the context otherwise requires, all references in this prospectus and any Prospectus Supplement to "TCPL" or the "Corporation" mean TransCanada PipeLines Limited and its subsidiaries, partnership interests and joint venture investments.

WHERE TO FIND MORE INFORMATION

        The Corporation has filed with the SEC, under the United States Securities Act of 1933, as amended (the "Securities Act"), a registration statement on Form F-9 relating to the debt securities. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, prospective investors should refer to the exhibits for a complete description of the matter involved. Under the registration statement, the Corporation may, from time to time, sell any combination of the debt securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$4,000,000,000. Each time the Corporation sells debt securities under the registration statement, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this prospectus.

        The Corporation files annual and quarterly financial information and material change reports, business acquisition reports and other material with the Alberta Securities Commission and with the SEC. Under the multijurisdictional disclosure system adopted by the United States, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. Prospective investors may read and download any public document that the Corporation has filed with the Alberta Securities Commission on SEDAR at www.sedar.com. Prospective investors may read and copy any document the Corporation has filed with the SEC at the SEC's public reference room in

Washington D.C., and may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Additionally, prospective investors may read and download some of the documents the Corporation has filed on EDGAR at www.sec.gov.

THE CORPORATION

        The Corporation operates primarily in three business segments: Natural Gas Pipelines, Oil Pipelines and Energy. The Natural Gas Pipelines segment of TCPL's business is principally comprised of the Corporation's natural gas pipelines in Canada, the United States and Mexico and its regulated natural gas storage business in the United States. The Oil Pipelines segment of TCPL's business consists of a wholly owned and operated crude oil pipeline extending from Hardisty, Alberta to markets in the United States. The Energy segment includes the Corporation's power operations in Canada and the United States and non-regulated natural gas storage business in Canada.

        The principal subsidiaries of TCPL as of December 31, 2010 are indicated in the diagram under the heading "TransCanada PipeLines Limited—Intercorporate Relationships" in the Annual Information Form. All of the outstanding common shares of the Corporation are owned by TransCanada Corporation. TCPL's head and registered office are located at 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1.

RECENT DEVELOPMENTS

Conversion to U.S. GAAP

        Effective January 1, 2012, the Corporation will begin reporting using U.S. GAAP. The Corporation's U.S. GAAP conversion team is led by a multi-disciplinary Steering Committee that provides directional leadership for the adoption of U.S. GAAP. Management also updates TCPL's Audit Committee on the progress of the U.S. GAAP project at each Audit Committee meeting and reports regularly to the Corporation's board of directors on the status of the conversion project.

        U.S. GAAP training sessions continue for TCPL that are impacted by the conversion and will be ongoing throughout 2011. TCPL prepares and files a "Reconciliation to United States GAAP". As a result, significant changes to existing systems and processes are not required to implement U.S. GAAP as the Corporation's primary accounting standard. The impact to internal controls over financial reporting and disclosure controls and procedures are currently being assessed and necessary changes will be in place by the end of 2011.

        Identified differences between Canadian GAAP and U.S. GAAP that are significant to the Corporation are explained in the Interim MD&A under the heading "Changes in Accounting Policies—U.S. GAAP Conversion Project."

CONSOLIDATED CAPITALIZATION

        Other than the effect of changes in foreign currency exchange rates on U.S. dollar denominated loans, there have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since September 30, 2011.

 USE OF PROCEEDS

        Unless otherwise specified in an applicable Prospectus Supplement, the net proceeds from the sale of debt securities will be used to reduce or repay indebtedness and/or to, directly or indirectly, finance the Corporation's long-term investment program. Specific information about the use of net proceeds will be set forth in the applicable Prospectus Supplement. The Corporation may invest funds that it does not immediately require in short-term marketable investment graded securities. The Corporation may, from time to time, issue debt securities other than pursuant to this prospectus.

EARNINGS COVERAGE

        The following financial ratios have been calculated on a consolidated basis for the respective 12 month periods ended December 31, 2010 and September 30, 2011 and are based on audited financial information in the case of the 12 month period ended December 31, 2010 and unaudited financial information in the case of the 12 month period ended September 30, 2011. The following ratios do not give effect to the issue of any debt securities pursuant to this prospectus. Adjustments for normal course issuances and repayments of long-term debt subsequent to December 31, 2010 would not materially affect the ratios and, as a result, have not been made. The financial ratios have been calculated based on financial information prepared in accordance with Canadian GAAP.

	December 31, 2010	September 30, 2011
Earnings coverage on long-term debt excluding current liabilities	2.4 times(1)	2.6 times(1)
Earnings coverage on long-term debt and first preferred shares excluding current liabilities	2.4 times(1)(2)	2.6 times(1)(2)
Earnings coverage on long-term debt and current liabilities	2.4 times(3)	2.6 times(3)
Earnings coverage on long-term debt, current liabilities and first preferred shares	2.4 times(2)(3)	2.6 times(2)(3)

(1)
The earnings coverage ratios have been calculated excluding carrying charges for long-term debt maturing within one year reflected as current liabilities in the Corporation's consolidated balance sheets as at December 31, 2010 and September 30, 2011.

(2)
Gives effect to the dividends declared on the Corporation's outstanding cumulative first preferred shares, without par value (series U and series Y) (collectively, the "First Preferred Shares"), in the aggregate amount of $22 million for the twelve-months ended December 31, 2010 and in the aggregate amount of $22 million for the twelve-months ended September 30, 2011.

(3)
The earnings coverage ratios have been calculated including carrying charges for long-term debt maturing within one year reflected as current liabilities in the Corporation's consolidated balance sheets as at December 31, 2010 and September 30, 2011.

        The Corporation's interest expense requirements for the twelve-month period ended December 31, 2010 amounted to approximately $1.265 billion including dividends declared on its issued and outstanding First Preferred Shares and $1.242 billion excluding dividends declared on its issued and outstanding First Preferred Shares; and, for the twelve-month period ended September 30, 2011, amounted to approximately $1.295 billion including dividends declared on its issued and outstanding First Preferred Shares and $1.272 billion excluding dividends declared on its issued and outstanding First Preferred Shares. The Corporation's earnings before interest expense, income taxes and non-controlling interests amounted to approximately $2.995 billion for the twelve-month period ended December 31, 2010, which is 2.4 times the Corporation's interest requirements for that period, and approximately $3.334 billion for the twelve-month period ended September 30, 2011, which is 2.6 times the Corporation's interest requirements for that period.

 DESCRIPTION OF DEBT SECURITIES

        As used in this section, the term "Corporation" means TransCanada PipeLines Limited, and does not include the subsidiaries of TransCanada PipeLines Limited through which particular business operations are conducted. The following description sets forth certain general terms and provisions of the debt securities. The Corporation will provide the particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in the applicable Prospectus Supplement.

        Pursuant to this prospectus, the Corporation may offer debt securities that will rank pari passu, except as to sinking funds and claims preferred by operation of law, with all other unsecured and unsubordinated debt of the Corporation ("Unsubordinated Debt Securities") as well as debt securities that will be subordinate and junior in right of payment to all Senior Indebtedness (as defined below) of the Corporation ("Subordinated Debt Securities"). The debt securities will be issued, in the case of Unsubordinated Debt Securities, under the second amended and restated debt indenture, dated September 15, 2010, as supplemented or amended from time to time (the "Debt Indenture"), between the Corporation and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee, and, in the case of Subordinated Debt Securities, under the amended and restated subordinated debt indenture, dated November 30, 2000, as supplemented or amended from time to time (the "Subordinated Debt Indenture"), between the Corporation and The Bank of Nova Scotia Trust Company of New York, as trustee. The Debt Indenture and the Subordinated Debt Indenture are sometimes hereinafter referred to individually as an "Indenture" and collectively as the "Indentures". The Bank of New York Mellon (formerly known as The Bank of New York) and The Bank of Nova Scotia Trust Company of New York are hereinafter referred to individually as a "Trustee" and collectively as the "Trustees". The following summaries of certain provisions of the Indentures and the debt securities do not purport to be complete and such summaries are subject to, and qualified in their entirety by, the detailed provisions of the applicable Indenture to which reference is hereby made, including the definitions of certain terms used herein. Numerical references in parentheses below are to sections in the applicable Indenture. Wherever particular sections or defined terms of the applicable Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. For a more complete description, prospective investors should consult the Indentures. The Indentures have been filed as exhibits to the registration statement. The Indentures are substantially identical, except for the provisions relating to subordination and certain covenants. See "Subordinated Debt" and "Certain Covenants of the Corporation". The debt securities offered by this prospectus and the related Prospectus Supplement are referred to herein as the "Offered Debt Securities".

General

        Neither of the Indentures limits the amount of the debt securities, debentures, notes or other evidences of indebtedness that may be issued by the Corporation or any of its subsidiaries under the Indentures or otherwise. The Corporation may, from time to time, issue debt instruments and incur additional indebtedness other than through the issuance of debt securities pursuant to this prospectus.

        The Indentures provide that debt securities may be created and issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. Special Canadian and U.S. federal income tax considerations applicable to any of the debt securities denominated in a currency other than U.S. dollars will be described in the Prospectus Supplement relating to any offering of debt securities denominated in a currency other than U.S. dollars. Unless otherwise indicated in a Prospectus Supplement, the debt securities will be unsecured obligations. The debt securities offered pursuant to this prospectus will be issued in an aggregate initial offering price of up to US$4,000,000,000 or the equivalent in other currencies. The Indentures also permit the Corporation to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount. Reference must be made to the Prospectus Supplement for specific terms of and information relating to the Offered Debt Securities (to the extent such terms are applicable to such debt securities) including the following:

  (1)
  classification as Unsubordinated Debt Securities or Subordinated Debt Securities, the specific designation, aggregate principal amount, purchase price and denominations, if other than US$1,000;

  (2)
  any date of maturity;

  (3)
  interest rate or rates (whether fixed or variable) at which the debt securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue;

  (4)
  the date or dates, or the method by which such date or dates will be determined or extended, on which principal of and premium and interest on the debt securities will be payable, if any;

  (5)
  the place or places, if any, other than or in addition to the Borough of Manhattan, The City of New York, where the principal of, premium, if any, and interest, if any, on the Offered Debt Securities will be payable;

  (6)
  any redemption, repayment or sinking fund provisions;

  (7)
  any applicable United States federal income tax consequences, including whether and under what circumstances the Corporation will pay additional amounts on Offered Debt Securities held by a person who is not a United States person in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Corporation will have the option to redeem such Offered Debt Securities rather than pay such additional amounts;

  (8)
  the portion of the principal amount of the Offered Debt Securities, if other than the principal amount thereof, payable upon acceleration of the maturity thereof;

  (9)
  if other than United States dollars, the Currency (as defined below) in which payment of the principal of or interest, if any, on the Offered Debt Securities shall be payable or in which the Offered Debt Securities shall be denominated and the particular provisions applicable thereto;

  (10)
  any index formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the debt securities;

  (11)
  if the debt securities may be issued bearing no interest or at a discount below their stated principal amount;

  (12)
  whether the debt securities will be issuable in the form of one or more global debt securities and, if so, the identity of the depository for the global debt securities;

  (13)
  whether and under what circumstances the debt securities will be convertible into or exchangeable for other securities of the Corporation or securities of other entities;

  (14)
  whether the principal of and interest, if any, on the Offered Debt Securities are to be payable in a Currency other than that in which such Offered Debt Securities are denominated or stated to be payable, and other information, including the method of calculating the applicable exchange rate, related thereto; and

  (15)
  any other specific terms, conditions, rights and preferences (or limitations on such rights or preferences) of the Offered Debt Securities, including any additional events of default or covenants provided for with respect to such debt securities, and any terms which may be required by or advisable under applicable laws or regulations.

        "Currency" means any currency or currencies, composite currency or currency unit or units, issued by the government of one or more countries or by any recognized confederation or association of such governments.

        Debt securities will bear interest at a fixed rate ("Fixed Rate Security") or a floating rate ("Floating Rate Security"). Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate will be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted debt securities or to certain debt securities issued at par that are treated as having been issued at a discount for United States federal income tax purposes will be described in the relevant Prospectus Supplement.

        The Indentures provide that all accounting terms not specifically defined therein are to be construed in accordance with accounting principles as are generally accepted in Canada ("GAAP") at the time of computation.

Global Securities

        Unless otherwise indicated in an applicable Prospectus Supplement, the debt securities of a series may be issued in the form of one or more fully registered global debt securities ("Registered Global Security") that will be deposited with The Depository Trust Company (the "Depositary") or with a nominee for the Depositary identified in the Prospectus Supplement relating to such series. In such case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered debt securities of the series to be represented by such Registered Global Security or Securities. Unless and until it is exchanged for debt securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

        The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. The Corporation anticipates that the following provisions will apply to all depositary arrangements.

        Upon the issuance of a Registered Global Security, the Depositary for such Registered Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by such Registered Global Security to the accounts of persons that have accounts with such Depositary ("participants"). The accounts to be credited shall be designated by any underwriters, dealers or agents participating in the distribution of such debt securities. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Registered Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Registered Global Security (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).

        So long as the Depositary for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such Registered Global Security for all purposes under the applicable Indenture. Except as set forth below, owners of beneficial interests in a Registered Global Security will not be entitled to have the debt securities represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of such debt securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture.

        Principal, premium, if any, and interest payments on debt securities represented by a Registered Global Security registered in the name of the Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Corporation, the Trustee or any paying agent for such debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        The Corporation expects that the Depositary for any debt securities represented by a Registered Global Security, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depositary. The Corporation also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names" and will be the responsibility of such participants. Under the terms of the Indentures, the Corporation and the Trustees will treat the persons in whose names the debt securities are registered as the owners of such debt securities for the purpose of receiving payments of principal, premium, if any, and interest on the debt securities and for all other purposes whatsoever. Therefore, neither the Corporation, the Trustees nor any paying agents has any direct responsibility or liability for the payment of principal, premium, if any, or interest on the debt securities to owners of beneficial interests in a Registered Global Security.

        If the Depositary for any debt securities represented by a Registered Global Security is at any time unwilling or unable to continue as the Depositary and a successor Depositary is not appointed by the Corporation within 90 days, the Corporation will issue such debt securities in definitive form in exchange for such Registered Global Security. In addition, the Corporation may at any time and in its sole discretion determine not to have any of the debt securities of a series represented by one or more Registered Global Securities and, in such event, will issue debt securities of such series in definitive form in exchange for the Registered Global Security or Registered Global Securities representing such debt securities. In either instance, an owner of a beneficial interest in a Registered Global Security will be entitled to have debt securities equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such debt securities in definitive form.

Unsubordinated Debt

        The Unsubordinated Debt Securities that will constitute part of the unsubordinated debt of the Corporation will be issued under the Debt Indenture and will rank pari passu with all other unsecured and unsubordinated debt of the Corporation except for claims preferred by operation of law.

Subordinated Debt

        The Subordinated Debt Securities that will constitute part of the subordinated debt of the Corporation will be issued under the Subordinated Debt Indenture and will be subordinate and junior in right of payment, to the extent and in the manner set forth in the Subordinated Debt Indenture, to all Senior Indebtedness of the Corporation. The Subordinated Debt Indenture defines "Senior Indebtedness" as obligations (other than non-recourse obligations, the Subordinated Debt Securities or any other obligations specifically designated as being subordinate in right of payment to Senior Indebtedness) of, or guaranteed or assumed by, the Corporation for borrowed money or evidenced by bonds, debentures, notes or other similar instruments, and amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation, including, but not limited to, obligations of the Corporation under the Canadian Trust Indenture (as defined below). (Subordinated Debt Indenture, Section 1.1)

        In the event (a) of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings in respect of the Corporation or a substantial part of its property or (b) that (i) a default shall have occurred with respect to the payment of principal of (and premium, if any) or any interest on or other monetary amounts due and payable on any Senior Indebtedness or (ii) there shall have occurred an event of default (other than a default in the payment of principal (or premium, if any) or interest, or other monetary amounts due and payable) with respect to any Senior Indebtedness, as defined therein or in the instrument under which the same is outstanding, permitting the holder or holders thereof to accelerate the maturity thereof (with notice or lapse of time, or both) and such event of default shall have continued beyond the period of grace, if any, in respect thereof, and such default or event of default shall not have been cured or waived or shall not have ceased to exist, or (c) that the principal of and accrued interest on the Subordinated Debt Securities shall have been declared due and payable upon an Event of Default pursuant to Section 5.1 of the Subordinated Debt Indenture and such declaration shall not have been rescinded and annulled as provided therein, then in any such case the holders of all Senior Indebtedness shall first be entitled to receive payment of the full amount unpaid thereon, or provisions shall be made for such payment in money or money's worth, before the holders of any of the Subordinated Debt Securities are entitled to receive a payment on account of the principal of (and premium, if any) or any interest on the indebtedness evidenced by such Subordinated Debt Securities. (Subordinated Debt Indenture, Section 13.1) If this prospectus is being delivered in connection with a series of Subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will set forth the approximate amount of Senior Indebtedness outstanding as of a recent date.

Certain Covenants of the Corporation

        Merger, Consolidation, Sale, Lease or Conveyance.    Each Indenture provides that the Corporation will not merge, amalgamate or consolidate with any other person and will not sell, lease or convey all or substantially all its assets to any person, unless the Corporation shall be the continuing corporation, or unless the successor corporation or person that acquires all or substantially all the assets of the Corporation shall expressly assume all of the covenants to be performed and conditions to be observed by the Corporation under the Indenture, and unless immediately after such merger, amalgamation, consolidation, sale, lease or conveyance, the Corporation, such person or such successor corporation shall not be in default in the performance of the covenants and conditions of such Indenture to be performed or observed by the Corporation. (Section 9.1)

        This covenant would not apply to a recapitalization transaction, a change of control of the Corporation, a transaction with management or management affiliates or a highly leveraged transaction unless such transactions or change of control were structured to include a merger, amalgamation or consolidation or sale, lease or conveyance of all or substantially all of the assets of the Corporation. Except as may be included in a supplemental indenture applicable to a specific series of debt securities and as may be described in a Prospectus Supplement applicable to such debt securities, there are no covenants or other provisions in the Indentures providing for a put or increased interest or otherwise that would afford holders of debt securities additional protection in the event of a recapitalization transaction, a change of control of the Corporation, a transaction with management or management affiliates or a highly leveraged transaction.

        Limitations on Liens, Ownership of Subsidiaries and Certain Other Transactions.    The Debt Indenture for the Unsubordinated Debt Securities provides that, so long as any Unsubordinated Debt Securities remain outstanding:

  (1)
  the Corporation will not, nor will it permit any Designated Subsidiary (as defined below) to, in any way encumber any of its assets to secure any obligations unless at the same time all Unsubordinated Debt Securities shall be secured equally and ratably with such obligations; provided that this covenant does not apply to nor operate to prevent, among other things (a) any security given in the ordinary course of business to any bank or banks to secure any Indebtedness (as defined below) payable on demand or maturing (including any right of extension or renewal) within 24 months after the date such Indebtedness is incurred or the date of any renewal or extension thereof, (b) the giving or assumption of security for any Purchase Money Obligation (as defined below), (c) certain permitted liens specified in the Debt Indenture or (d) any liens of a nature similar to the permitted liens specified in the Debt Indenture which do not secure Indebtedness of, or Indebtedness guaranteed by, the Corporation or any Designated Subsidiary and which do not materially impair the use of the property subject thereto or the operation of the business of the Corporation or such Designated Subsidiary or the value of such property for the purpose of such other business;

  (2)
  the Corporation will not create, assume or otherwise incur any Funded Obligations (as defined below) ranking prior to the Unsubordinated Debt Securities;

  (3)
  if the Corporation shall cause the payment of the principal of, premium, if any, or interest on any of its Indebtedness to be subordinated to the prior payment of any other of its Indebtedness it shall in like manner subordinate such payment to the prior payment in full of all of the Unsubordinated Debt Securities outstanding under the Debt Indenture;

  (4)
  the Corporation will at all times hold Voting Shares (as defined below) of each Designated Subsidiary which, together with Voting Shares of such Designated Subsidiary held by other Designated Subsidiaries, are sufficient to entitle such holders to elect at least a majority of the directors of such Designated Subsidiary;

  (5)
  the Corporation will not enter into any agreement providing for the issue or sale of Funded Obligations unless such agreement contains a condition of such issue or sale (which condition can only be waived with the consent of the holders of Unsubordinated Debt Securities expressed by resolution) to the effect that the terms and conditions of the Debt Indenture relating to the creation, assumption or incurring of Funded Obligations shall be complied with at the time of each issue and sale provided for in such agreement;

  (6)
  the Corporation will not permit any Designated Subsidiary to issue any shares of its capital stock except (a) to the Corporation, (b) to the extent, if any, required to qualify directors of a Designated Subsidiary under applicable law, (c) pursuant to obligations to issue shares which exist prior to the date when such Designated Subsidiary became a subsidiary or (d) to the extent issued to other shareholders of such Designated Subsidiary if after giving effect to such issue the pro rata aggregate ownership interest of the Corporation and any other Designated Subsidiaries in the capital stock of such Designated Subsidiary and the Corporation's direct and indirect pro rata voting rights, pro rata interest in shareholders' equity, and pro rata rights to participate in earnings of such Designated Subsidiary are not reduced; and

  (7)
  the Corporation will not, and will not permit any Designated Subsidiary to, sell or dispose of any shares of capital stock or Indebtedness of any Designated Subsidiary to any person other than the Corporation or another Designated Subsidiary unless all shares of capital stock and Indebtedness of such Designated Subsidiary then held by the Corporation and any of its Subsidiaries (together with all shares of capital stock and Indebtedness of the Corporation and other Designated Subsidiaries then held by such Designated Subsidiary) are being sold or disposed of at such time to a subsidiary of the Corporation for cash at fair value determined by an Independent Appraiser or to persons other than any of the Corporation's Subsidiaries. (Debt Indenture, Section 3.6)

Certain Definitions

        "Canadian Trust Indenture" means the trust indenture dated as of June 15, 1970, as amended and supplemented from time to time, between the Corporation and Computershare Trust Company of Canada, as trustee, relating to the issue of unsecured debentures.

        "Designated Subsidiary" means: (a) any subsidiary which (i) is engaged in or proposes to engage in the business of producing, gathering, processing, storing, manufacturing, compressing, liquefying, selling, transporting, transmitting, distributing or supplying natural, manufactured or mixed gas or extracts therefrom, in gaseous, liquefied or other form, for light, heat, cold, fuel or other purposes, or in the business of acquiring, owning, exploring, developing, dealing in, selling or otherwise disposing of oil or gas, or any products thereof, or oil or gas properties and interests therein; and (ii) shall have been designated by the board of directors of the Corporation as a "restricted subsidiary" under the Deed of Trust and Mortgage dated as of January 1, 1957, as amended and supplemented from time to time, on or prior to the date such subsidiary became a subsidiary or, in the case of a corporation which was a subsidiary at March 1, 1964, on or prior to the first date thereafter on which the Corporation shall make an additional Investment (as defined in the Debt Indenture) in such subsidiary; or (b) any subsidiary that (i) is chiefly engaged in or proposed to chiefly engage in the business of producing, gathering, processing, storing, manufacturing, compressing, liquefying, selling, transporting, transmitting, distributing or supplying natural, manufactured or mixed gas or extracts therefrom, in gaseous, liquefied or other form, for light, heat, cold, fuel or other purposes, or in the business of acquiring, owning, exploring, developing, dealing in, selling or otherwise disposing of oil or gas, or any products thereof, or oil and gas properties and interests therein or (ii) is a Financial Intermediary (as defined below) and, in the case of both (b)(i) and (ii), does not at the time of designation have outstanding any Funded Obligations (other than those held by the Corporation or its Designated Subsidiaries) which were issued after the date such Designated Subsidiary became a subsidiary and of which there is owned by the Corporation and/or its Designated Subsidiaries Voting Shares which, in the aggregate, entitle the holders thereof to elect at least a majority of the directors of such first mentioned corporation; or (c) TCPL Finance N.V.; or (d) TransCan Investments Limited; and (e) each subsidiary of the Corporation which is classified as a "Designated Subsidiary" under the Canadian Trust Indenture and, in the case of clauses (a), (b), (c) and (d), which shall have been designated from time to time by resolution of the board of directors of the Corporation as a Designated Subsidiary, provided that any designation pursuant to clauses (a), (b), (c) and (d) or classification as a Designated Subsidiary pursuant to clause (e) may be revoked from time to time by further resolution of the board of directors of the Corporation if certain specified conditions are met.

        "Financial Intermediary" means a subsidiary which is chiefly engaged in or proposes chiefly to engage in the business of or whose principal activity or undertaking is or will be: (a) the holding, directly or indirectly, of any securities of any corporation or entity in which the Corporation also has an ownership interest of any kind or (b) the entering into and maintaining of relations or arrangements, whether contractual or otherwise, with any such corporation or entity for the purpose of facilitating financial transactions with such corporation or entity.

        "Funded Obligations" means all Indebtedness of the obligor or Indebtedness of others upon which the obligor customarily pays interest charges, other than (a) Indebtedness which is payable on demand and (b) Indebtedness which matures by its terms, or which the obligor has the right at its option to renew or extend to a date, 24 months or less after the date of its incurrence by the obligor or the date on which the obligor commenced to pay interest charges thereon.

        "Indebtedness", as to any corporation, means and includes, without duplication: (a) all items of indebtedness or liability which in accordance with GAAP would be considered to be direct indebtedness or liabilities of such person as at the date as of which indebtedness is to be determined; (b) the full amount of all liabilities of others for the repayment, either in money or in property, of borrowed money, guaranteed or endorsed (otherwise than for purposes of collection) by such person, or which such person is obligated, contingently or otherwise, to purchase, or on which such person is otherwise contingently liable; and (c) liabilities secured by purchase money mortgages on property owned by such person or by mortgages or liens existing on such property at the time of acquisition thereof by such person or by conditional sales or other title retention agreements with respect to any such property, whether or not such liabilities shall have been assumed by such person.

        "Purchase Money Obligation" means any Indebtedness created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, and any extensions, renewals or refundings of any such Indebtedness, provided that the principal amount of such Indebtedness outstanding on the date of such extension, renewal or refunding is not increased, and provided further that any security given in respect of such Indebtedness shall not extend to any property other than the property acquired in connection with which such Indebtedness was created or assumed and fixed improvements, if any, erected or constructed thereon.

        "Voting Shares" means shares of capital stock of any class of a corporation having under all circumstances the right to vote for the election of the directors of such corporation, provided that, for the purpose of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

Events of Default

        An Event of Default is defined under each Indenture with respect to debt securities of any series issued under such Indenture as being:

  (1)
  a default in payment of any principal of, and premium, if any, on the debt securities of such series, either at maturity (or upon any redemption), by declaration or otherwise;

  (2)
  a default for 30 days in payment of any interest on any debt securities of such series;

  (3)
  a default for 60 days after written notice in the observance or performance of any other covenant or agreement in the debt securities of such series or such Indenture other than a covenant included in such Indenture solely for the benefit of a series of debt securities other than such series;

  (4)
  certain events of bankruptcy, insolvency or reorganization;

  (5)
  failure by the Corporation to make any payment at maturity, including any applicable grace period, in respect of any issue of Indebtedness in an aggregate amount in excess of US$50,000,000 and continuance of such failure for a period of 30 days after written notice thereof to the Corporation by the Trustee, or to the Corporation and the Trustee by the holders of not less than 25% in principal amount of the outstanding debt securities (treated as one class) issued under such Indenture;

  (6)
  a default with respect to any Indebtedness, which default results in the acceleration of any issue of Indebtedness in an aggregate amount in excess of US$50,000,000 without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled for a period of 30 days after written notice thereof to the Corporation by the Trustee, or to the Corporation and the Trustee by the holders of not less than 25% in principal amount of the outstanding debt securities (treated as one class) issued under such Indenture; or

  (7)
  any event of default provided with respect to that series,

provided that if any such failure, default or acceleration referred to in clause (5) or (6) above shall cease or be cured, waived, rescinded or annulled, then the Event of Default by reason thereof shall be deemed likewise to have been thereupon cured. (Section 5.1)

        Each Indenture provides that: (a) if an Event of Default due to the default in payment of principal of, premium, if any, or interest on any series of debt securities issued under such Indenture or due to the default in the performance or breach of any other covenant or warranty of the Corporation applicable to the debt securities of such series but not applicable to all outstanding debt securities issued under such Indenture shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of the debt securities of each affected series (treated as one class) issued under such Indenture and then outstanding may then declare the principal of all debt securities of each such affected series and interest accrued thereon to be due and payable immediately; and (b) if an Event of Default due to a default in the performance of any other of the covenants or agreements in such Indenture applicable to all outstanding debt securities issued thereunder and then outstanding, due to the failure to make any payment at maturity on certain other Indebtedness, due to a default on certain other Indebtedness which has caused an acceleration of such Indebtedness or due to certain events of bankruptcy, insolvency and reorganization of the Corporation shall have occurred and be continuing, unless the principal of all the debt securities has already become due and payable, either the Trustee or the holders of not less than 25% in principal amount of all debt securities issued under such Indenture and then outstanding (treated as one class) may declare the principal of, and premium, if any, on all such debt securities and interest accrued thereon to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of (or premium, if any) or interest on such debt securities) by the holders of a majority in principal amount of the debt securities of all such affected series then outstanding. (Section 5.1)

        Each Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during a default to act with the required standard of care, to be indemnified by the holders of debt securities (treated as one class) issued under such Indenture before proceeding to exercise any right or power under such Indenture at the request of such holders. (Section 6.1) Subject to such provisions in each Indenture for the indemnification of the Trustee and certain other limitations, the holders of a majority in principal amount of the outstanding debt securities (treated as one class) issued under such Indenture may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee. (Section 5.8)

        Under the United States Trust Indenture Act of 1939, the Trustee is required to give to the holders of debt securities, within 90 days after the occurrence of a default, notice of all defaults known to the Trustee. Except in the case of a default in the payment of principal of (or premium, if any) or interest on any debt securities, the Trustee shall be protected in the withholding of such notice if it determines in good faith that the withholding of such notice is in the interest of the holders of the debt securities.

        Each Indenture provides that no holder of debt securities issued under such Indenture may institute any action against the Corporation under such Indenture (except actions for payment of overdue principal and premium, if any, or interest) unless such holder previously shall have given to the Trustee written notice of default and continuance thereof and unless the holders of not less than 25% in principal amount of the debt securities of each affected series (treated as one class) issued under such Indenture and then outstanding shall have requested the Trustee to institute such action and shall have offered the Trustee such indemnity as it may reasonably require, the Trustee shall not have instituted such action within 60 days of such request and the Trustee shall not have received direction inconsistent with such written request by the holders of a majority in principal amount of the debt securities of each affected series (treated as one class) issued under such Indenture and then outstanding. (Sections 5.6 and 5.8)

        Notwithstanding the foregoing, the right of any holder of a debt security to receive payment of the principal of and interest on such debt security on or after the respective due dates thereof and to institute suit for the enforcement of such payment on or after such respective dates shall not be impaired or affected without the consent of such holder. (Section 5.12)

        Each Indenture contains a covenant that the Corporation will file annually with the Trustee a certificate with respect to the Corporation's compliance with all covenants and conditions under such Indenture. (Section 3.5)

Discharge, Defeasance and Covenant Defeasance

        The Corporation can discharge or defease its obligations under each Indenture as set forth below. (Section 10.1)

        The Corporation may discharge certain obligations to holders of any series of debt securities issued under such Indenture (a) if the Corporation pays the principal of and interest on all the outstanding debt securities of any series as and when the same shall have become due and payable, or (b) if the Corporation delivers to the Trustee for cancellation all debt securities of any series theretofore authenticated, or (c) in the case of any series of debt securities where the exact amount of principal of and interest due on which can be determined at the time of making the deposit referred to in clause (ii) below, if (i) all the debt securities of such series not theretofore delivered to the Trustee for cancellation have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee, and (ii) the Corporation irrevocably deposits with the Trustee as trust funds cash (in such Currency in which such debt securities are payable at their stated maturity) (other than moneys repaid by the Trustee or any paying agent to the Corporation), or Government Obligations (as defined in such Indenture) applicable to such debt securities (determined on the basis of the Currency in which such debt securities are then specified as payable at their stated maturity), maturing as to principal and interest at such times and in such amounts as will insure the availability of cash, or a combination thereof in an amount certified by a nationally recognized firm of independent public or chartered accountants to be sufficient to pay at maturity (or upon redemption or pursuant to mandatory sinking fund payments) the principal of, premium, if any, and interest on all outstanding debt securities of such series; and if, in any such case, the Corporation pays all other sums payable under the Indenture by the Corporation.

        The Corporation may also discharge any and all of its obligations to holders of any series of debt securities issued under an Indenture at any time ("defeasance") upon compliance with conditions discussed below if the exact amounts of principal and interest due on such debt securities can be determined, with the exception of its duty to register the transfer or exchange of such series of debt securities, to replace any mutilated, destroyed, lost or stolen series of debt securities or to maintain an office or agency in respect of such series of debt securities. Under terms reasonably satisfactory to the relevant Trustee, the Corporation may instead be released with respect to any outstanding series of debt securities issued under the relevant Indenture from the obligations imposed by Sections 3.6 and 9.1, in the case of the Debt Indenture, and Section 9.1, in the case of the Subordinated Debt Indenture (which Sections contain the covenants described above under "Certain Covenants of the Corporation"), and omit to comply with such Sections without creating an Event of Default ("covenant defeasance"). Defeasance or covenant defeasance may be effected only if, among other things:

  (1)
  the Corporation irrevocably deposits with the Trustee, as trust funds specifically pledged as security for, and dedicated solely to, the benefit of the holders of such debt securities, cash (in such Currency, in which such debt securities are specified as payable at their stated

    maturity) or Government Obligations applicable to such debt securities (determined on the basis of the Currency in which such debt securities are then specified as payable at their stated maturity), maturing as to principal and interest at such times and in such amounts as will insure the availability of cash, or a combination thereof in an amount certified by a nationally recognized firm of independent public or chartered accountants to be sufficient to pay at maturity (or upon redemption or pursuant to mandatory sinking fund payments) the principal of, premium, if any, and interest on all outstanding debt securities of such series issued under such Indenture;

  (2)
  such deposit will not result in breach or violation of, or constitute a default under, any agreement or instrument to which the Corporation is a party or by which it is bound;

  (3)
  the Corporation delivers to the relevant Trustee an opinion of counsel to the effect that the holders of such series of debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and that defeasance or covenant defeasance will not otherwise alter such holders' United States federal income tax treatment of principal, premium, if any, and interest payments on such series of debt securities (in the case of a defeasance, such opinion must be based on a ruling of the Internal Revenue Service or a change in the United States federal income tax law occurring after the date of such Indenture, since such a result would not occur under current tax law);

  (4)
  the Corporation delivers to the relevant Trustee an opinion of Canadian counsel to the effect that such deposit and related defeasance or covenant defeasance, as the case may be, will not cause the holders of such series of debt securities, other than holders of such series of debt securities who are or who are deemed to be residents of Canada or use or hold or are deemed to use or hold their debt securities of such series in carrying on a business in Canada, to recognize income, gain or loss for Canadian income tax purposes, and to the effect that payments out of the trust fund described above will be free and exempt from any and all withholding and other income taxes of whatever nature of Canada or any province thereof or political subdivision thereof or therein having power to tax, except in the case of debt securities of such series beneficially owned (a) by a person who is or is deemed to be a resident of Canada or (b) by a person who uses or holds or is deemed to use or hold such series of debt securities in carrying on a business in Canada; and

  (5)
  in the case of the Subordinated Debt Indenture (a) no event or condition shall exist that, pursuant to certain provisions described under "Subordinated Debt" above, would prevent the Corporation from making payments of principal of, and premium, if any, and interest on the Subordinated Debt Securities at the date of the irrevocable deposit referred to above and (b) the Corporation delivers to the Trustee for the Subordinated Debt Indenture an opinion of counsel to the effect that (i) the trust funds will not be subject to any rights of holders of Senior Indebtedness and (ii) the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; provided however, that such opinion may contain an exception to the effect that if a court were to rule under any such law in any case or proceeding that the trust funds remained property of the Corporation, then the Trustee and the holders of the Subordinated Debt Securities would be entitled to certain rights as secured creditors in such trust funds.

Modification and Waiver

        Each Indenture provides that the Corporation and the Trustee may enter into supplemental indentures without the consent of the holders of debt securities to: (a) secure any debt securities; (b) evidence the succession of another corporation to the Corporation, or successive successions, and the assumption by the successor corporation of the obligations of the Corporation; (c) add covenants for the benefit of the holders of debt securities; (d) cure any ambiguity or correct any inconsistency in such Indenture; (e) establish the form or terms of debt securities of any series; (f) evidence the acceptance of appointment by a successor trustee under the Indenture with respect to one or more series of debt securities and provide for or facilitate the administration of one or more trusts under the Indenture by one or more trustees; and (g) provide for or facilitate the issuance of debt securities in bearer form or provide for uncertificated securities. (Section 8.1).

        Each Indenture also contains provisions permitting the Corporation and the Trustee, with the consent of the holders of not less than a majority in principal amount of debt securities of each series issued under such Indenture then outstanding and affected, to add any provisions to, or change in any manner or eliminate any of the provisions of, such Indenture or modify in any manner the rights of the holders of the debt securities of each series so affected; provided that the Corporation and the Trustee may not, without the consent of the holder of each outstanding debt security affected thereby, (a) extend the stated maturity of the principal of any debt security, or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof, or change the place at which or currency in which principal and interest payments are to be made, or reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy or impair the right to institute suit for the enforcement of any payment on any debt security when due or (b) reduce the aforesaid percentage in principal amount of debt securities of any series issued under such Indenture, the consent of the holders of which is required for any such modification. (Section 8.2).

        The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by the Corporation with certain restrictive provisions of the Indentures. The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the Indentures with respect to that series, except in respect of a provision which under the Indentures cannot be modified or amended without the consent of the holder of each outstanding debt security of that series (including a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series). (Section 5.9).

        The Subordinated Debt Indenture may not be amended to alter the subordination of any outstanding Subordinated Debt Securities without the consent of each holder of Senior Indebtedness then outstanding that would be adversely affected thereby. (Subordinated Debt Indenture, Section 8.6).

Consent to Jurisdiction and Service

        Each Indenture provides that the Corporation agrees that any legal suit, action or proceeding brought by the applicable Trustee or any holder of debt securities issued under such Indenture in connection with such debt securities or such Indenture may be instituted in any State or Federal court in The City of New York and the Corporation has appointed CT Corporation System at 111 Eighth Avenue, 13th Floor., New York, NY 10011 as its authorized agent for service of process in any such suit, action or proceeding. (Section 11.12).

Concerning a Trustee

        The Bank of Nova Scotia, the parent of The Bank of Nova Scotia Trust Company of New York, is one of a number of financial institutions with which the Corporation and its subsidiaries maintain ordinary banking relationships and with which the Corporation and its subsidiaries maintain credit facilities.

Governing Law

        The Indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

PLAN OF DISTRIBUTION

        The Corporation may offer and sell the debt securities to or through underwriters or dealers purchasing as principals, and also may sell the debt securities to one or more purchasers directly or through agents. The distribution of the debt securities may be effected from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the debt securities may be offered at market prices prevailing at the time of sale or at prices related to such prevailing market prices or at prices to be negotiated with purchasers, in which case the compensation payable to any underwriter, dealer or agent in connection with any such sale will be the amount, if any, by which the aggregate price paid for the debt securities by the purchasers exceeds the gross proceeds paid by the underwriter, dealer or agent to the Corporation and the price at which the debt securities will be offered and sold may vary as between purchasers during the distribution period.

        The Prospectus Supplement relating to each offering of debt securities will identify each underwriter, dealer or agent, as the case may be, and will also set forth the terms of the offering, including the type of security being offered, the public offering price (or the manner of determination thereof if offered on a non-fixed price basis), the proceeds to the Corporation and any underwriting fees or commissions, any fees or commissions to be paid to any agents and any fees, commissions or concessions allowed or reallowed or paid by any underwriters to other dealers. Only underwriters, dealers or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with the debt securities offered thereby.

        If underwriters purchase debt securities as principal, the debt securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase those debt securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the debt securities offered by the Prospectus Supplement if any of such debt securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time. The Prospectus Supplement will also set forth the intention of any underwriters, agents or dealers to engage in stabilizing, to syndicate short covering transactions or penalty bids, or to undertake any other transactions during the offering that may stabilize, maintain, or otherwise affect the debt securities' price.

        Under agreements which may be entered into by the Corporation, underwriters, dealers and agents who participate in the distribution of the debt securities may be entitled to indemnification by the Corporation against certain liabilities, including liabilities under the Securities Act or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

        The debt securities may be offered and sold by the Corporation directly or through agents designated by the Corporation from time to time. Any agent participating in the distribution of the debt securities may be deemed to be an "underwriter", as that term is defined in the Securities Act, of the debt securities so offered and sold. The debt securities also may be sold to dealers at the applicable price to the public set forth in the applicable Prospectus Supplement for resale to purchasers. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act.

        Each underwriter, dealer or agent participating in a distribution of the debt securities must agree that it will not offer or sell, directly or indirectly, any of the debt securities acquired by it in connection with a distribution in Canada or to residents of Canada in contravention of the securities laws of Canada or any applicable province or territory thereof.

        Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of the debt securities will be a new issue of securities with no established trading market and will not be listed on any securities or stock exchange. The applicable Prospectus supplement may set forth the intention of any underwriter or agent who participates in the distribution of the debt securities to over-allot or effect transactions which stabilize, maintain, or otherwise affect the offered debt security's price at a higher level than that which might exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time without notice. Any underwriters or agents to or through whom the debt securities are sold by the Corporation for public offering and sale may make a market in the debt securities, but such underwriters or agents will not be obligated to do so and may interrupt or discontinue any market making at any time without notice. No assurance can be given that a trading market in any of the debt securities will develop or as to the liquidity of any trading market for such debt securities.

        If so indicated in the Prospectus Supplement relating to a particular offering of debt securities, the Corporation will authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase such debt securities from the Corporation pursuant to delayed delivery contracts providing for payment and delivery at a future date. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitations of such contracts.

TRADING PRICE AND VOLUME

        The Corporation's Series U Preferred Shares and Series Y Preferred Shares are listed on the Toronto Stock Exchange ("TSX") under the symbols "TCA.PR.X" and "TCA.PR.Y", respectively. The following table sets forth the reported monthly high, low and closing trading prices and monthly trading volumes of the Series U Preferred Shares and the Series Y Preferred Shares on the TSX for the period from October 2010 to November 3, 2011.

	Series U Preferred Shares				Series Y Preferred Shares
	Share Price Trading Range				Share Price Trading Range
	High	Low	Close	Volume	High	Low	Close	Volume
	($ per share)				($ per share)
2010
October	50.60	49.72	50.31	33,895	50.39	49.80	50.08	33,761
November	50.96	50.12	50.60	36,146	51.00	50.20	50.40	27,331
December	51.06	49.72	49.98	52,579	50.74	49.03	49.90	49,336
2011
January	50.60	49.78	50.38	65,989	50.80	49.50	50.60	93,867
February	50.65	50.01	50.29	157,372	51.00	50.10	50.30	187,789
March	50.60	49.82	49.91	164,677	50.61	49.80	49.91	157,497
April	50.35	49.95	50.24	127,788	50.44	49.95	50.25	92,921
May	50.94	50.04	50.52	44,395	50.79	49.96	50.63	69,084
June	51.06	50.04	50.29	70,166	51.11	49.93	50.10	50,688
July	50.65	50.04	50.42	56,925	50.74	50.01	50.12	52,823
August	51.79	50.25	51.06	64,190	51.99	50.30	51.31	72,989
September	52.21	50.87	51.05	35,488	53.27	50.90	51.39	41,283
October	52.49	50.65	52.33	38,222	52.59	51.01	52.16	35,562
November 1-3	52.32	52.25	52.30	2,989	52.44	52.25	52.40	6,482

 ENFORCEABILITY OF CIVIL LIABILITIES

        The Corporation is a corporation incorporated under and governed by the Canada Business Corporations Act. Some of the directors and officers of the Corporation, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Corporation's assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States, but it may be difficult for holders of debt securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of debt securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Corporation's civil liability and the civil liability of the directors and officers of the Corporation and experts under United States federal securities laws.

        The Corporation has been advised by its Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Blake, Cassels & Graydon LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

        The Corporation filed with the SEC, concurrently with its registration statement on Form F-9, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed TransCanada PipeLine USA Ltd. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning an offering of securities under this prospectus.

CERTAIN INCOME TAX CONSIDERATIONS

        The applicable Prospectus Supplement will describe certain material Canadian federal income tax consequences to an investor who is a non-resident of Canada acquiring any debt securities offered thereunder, including whether payments of principal, premium, if any, and interest on debt securities will be subject to Canadian non-resident withholding tax.

        The applicable Prospectus Supplement will also describe certain United States federal income tax consequences of the purchase, ownership and disposition of any debt securities offered thereunder by an investor who is a United States person (within the meaning of the United States Internal Revenue Code), including, to the extent applicable, any such consequences relating to debt securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special items.

RISK FACTORS

        Investment in debt securities is subject to various risks including those risks inherent in the pipeline, energy and gas storage industries. Prospective purchasers should consider carefully the risk factors contained in and incorporated by reference in this prospectus (including in subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of debt securities.

        Discussions of certain risk factors affecting the Corporation in connection with its business are provided in the Corporation's annual and interim disclosure documents filed with the various securities regulatory authorities, which are incorporated by reference in this prospectus.

Risks Relating to the Unsecured Nature of the Debt Securities

        The debt securities will be unsecured debt of the Corporation and will be effectively subordinated to all existing and future secured debt of the Corporation, to the extent of the assets securing such debt. If the Corporation is involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would be paid before the holders of debt securities receive any amounts due under the debt securities to the extent of the value of the assets securing the secured debt. In that event, a holder of debt securities may not be able to recover any principal or interest due to it under the debt securities.

Structural Subordination

        The debt securities will not be guaranteed by any subsidiaries of the Corporation. Therefore, the debt securities will be effectively subordinated to all existing and future liabilities of the Corporation's subsidiaries. The creditors of those subsidiaries will have the right to be paid before payment on the debt securities from any cash received or held by those subsidiaries. In the event of any bankruptcy, dissolution, liquidation or reorganization of one of those subsidiaries, following payment by the subsidiary of its liabilities, the subsidiary may not have sufficient assets to make payments to the Corporation in its capacity as an equityholder of such subsidiary.

Liquidity Risk

        The Corporation does not intend to list the debt securities on any stock exchange and there can be no assurance that there will be a secondary market for or liquidity in the debt securities. This may affect the pricing of the debt securities in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, and the extent of issuer regulation. Any underwriters or agents to or through whom the debt securities are sold by the Corporation for public offering and sale may make a market in the debt securities, but such underwriters or agents will not be obligated to do so and there can be no assurance that any underwriter or agent will undertake any market making activities in respect of the debt securities.

Interest Rate Risks

        Prevailing interest rates will affect the market price or value of the debt securities. The market price or value of the debt securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Credit Ratings May Not Reflect All Risks of an Investment in the Debt Securities and May Change

        Credit ratings may not reflect all risks associated with an investment in the debt securities. Any credit ratings applied to the debt securities are an assessment of the Corporation's ability to pay its obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the debt securities. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the debt securities. There is no assurance that any credit rating assigned to the debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Financial Covenants

        No assurance can be provided that the adoption of U.S. GAAP will not adversely affect the Corporation's reported financial measures, which in turn could adversely affect the Corporation's ability to satisfy the financial covenants provided pursuant to the Corporation's credit facilities or other debt instruments.

 LEGAL MATTERS

        Certain matters relating to the issue and sale of the debt securities will be passed upon on behalf of the Corporation by Blake, Cassels & Graydon LLP, as to matters of Canadian law, and Mayer Brown LLP, as to matters of United States law. As to matters of Canadian law, Mayer Brown LLP will rely upon the opinion of Blake, Cassels & Graydon LLP.

EXPERTS

        The consolidated financial statements of the Corporation as at December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010 and the audited related supplemental note entitled "Reconciliation to United States GAAP" as at December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INTEREST OF EXPERTS

        As at the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP, as a group, and the partners and associates of Mayer Brown LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation or of TransCanada Corporation, the Corporation's parent holding company. In connection with the audit of the Corporation's annual financial statements for the year ended December 31, 2010, KPMG LLP confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and within the meaning of the U.S. Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under "Documents Incorporated by Reference"; consents of KPMG LLP; consent of Blake, Cassels & Graydon LLP; consent of Mayer Brown LLP; powers of attorney from directors and officers of the Corporation; the Debt Indenture; the Subordinated Debt Indenture; Statement of Eligibility of the Trustee on Form T-1 under the Debt Indenture; and Statement of Eligibility of the Trustee on Form T-1 under the Subordinated Debt Indenture.

 PART II

INFORMATION NOT REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Certain Persons

        Section 124 of the Canada Business Corporations Act ("CBCA") and Section 6 of By-Law No. 1 of TransCanada PipeLines Limited ("TCPL" or the "Registrant") provide for the indemnification of directors and officers of TCPL. Under these provisions, TCPL shall indemnify a director or officer of TCPL, a former director or officer, and may indemnify an individual who acts or acted at TCPL's request as a director or officer or in a similar capacity of another entity (collectively, an "Indemnified Person") against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the Indemnified Person in respect of any civil, criminal, administrative, investigative or other proceeding (other than in respect to an action by or on behalf of TCPL to procure a judgment in its favor) in which the individual is involved because of that association with TCPL or other entity, if the Indemnified Person fulfills the following two conditions: (a) he or she acted honestly and in good faith with a view to the best interests of TCPL or in the best interests of such other entity as applicable and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. In respect of an action by or on behalf of TCPL or such other entity to procure a judgment in its favor, TCPL, with the approval of a court, may indemnify an Indemnified Person against all costs, charges and expenses reasonably incurred by him or her in connection with such action if he or she fulfills the conditions set out in clauses (a) and (b) of the previous sentence. Notwithstanding the foregoing, an Indemnified Person is entitled to indemnification from TCPL in respect of all costs, charges and expenses reasonably incurred by him or her in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which he or she is made a party by reason of his or her association with TCPL or such other entity if he or she fulfills the conditions in clauses (a) and (b) of this paragraph and was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done.

        Insofar as indemnification for liabilities arising under the United States Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers or controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

        TCPL maintains directors' and officers' liability insurance with policy limits of U.S.$175,000,000 in the aggregate, subject to a deductible in respect of corporate reimbursement of U.S.$5,000,000 for each loss and an additional policy limit of U.S.$25,000,000 for non-indemnifiable losses only. Generally, under this insurance TCPL is reimbursed for payments in excess of the deductible made under corporate indemnity provisions on behalf of its directors and officers, and individual directors and officers (or their heirs and legal representatives) are covered for losses arising during the performance of their duties for which they are not indemnified by TCPL. Major exclusions from coverage include claims arising from illegal acts, those acts which result in illegal personal profit, violation of any fiduciary duty under the United States of America Employee Retirement Income Security Act of 1974, pollution damage (except for resultant shareholder actions), bodily injury, property damage or engineering professional services and claims brought by a director or officer against TCPL, or another director or officer or by TCPL against a director or officer except for shareholder derivative actions not assisted in by a director or officer of TCPL.

        The foregoing is a description of the provisions of Section 124 of the CBCA and TCPL's By-Law No. 1 regarding indemnification of directors and officers of TCPL and TCPL's directors' and officers' liability insurance in effect as of November 3, 2011.

        Additionally, directors and officers of TCPL are party to indemnity agreements with TCPL pursuant to which TCPL has agreed to indemnify such directors and officers from liability arising in connection with the performance of their duties. Such indemnity agreements conform with the provisions of the CBCA.

 EXHIBITS

Exhibit Number	Description
4.1	Audited comparative consolidated financial statements of TCPL as at December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010, the notes thereto, and the auditors' report thereon (included as part of the Form 40-F filed with the Securities and Exchange Commission on February 22, 2011, as amended by the Form 40-F/A filed with the Securities and Exchange Commission on March 4, 2011, and incorporated by reference herein).
4.2
Management's Discussion and Analysis of Financial Condition and Results of Operations of TCPL as at and for the year ended December 31, 2010 (included as part of the Form 40-F filed with the Securities and Exchange Commission on February 22, 2011, as amended by the Form 40-F/A filed with the Securities and Exchange Commission on March 4, 2011, and incorporated by reference herein).
4.3
Audited related supplemental note entitled "Reconciliation to United States GAAP" as at December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010, the notes thereto, and the auditors' report thereon (included as part of the Form 40-F filed with the Securities and Exchange Commission on February 22, 2011, as amended by the Form 40-F/A filed with the Securities and Exchange Commission on March 4, 2011, and incorporated by reference herein).
4.4
Amended Annual Information Form of TCPL for the year ended December 31, 2010, dated February 22, 2011 (included as part of the Form 40-F filed with the Securities and Exchange Commission on February 22, 2011, as amended by the Form 40-F/A filed with the Securities and Exchange Commission on March 4, 2011, and incorporated by reference herein).
4.5
Consolidated comparative interim unaudited financial statements of TCPL as at September 30, 2011 and for the nine-month periods ended September 30, 2011 and 2010, and the notes thereto (filed with the Securities and Exchange Commission as part of a Form 6-K report on November 2, 2011 and incorporated by reference herein).
4.6
Management's Discussion and Analysis of Financial Condition and Results of Operations of TCPL as at and for the nine-month period ended September 30, 2011 (filed with the Securities and Exchange Commission as part of a Form 6-K report on November 2, 2011 and incorporated by reference herein).
4.7
Unaudited related supplemental note entitled "Reconciliation to United States GAAP" as at September 30, 2011 and for the nine-month periods ended September 30, 2011 and 2010 (filed with the Securities and Exchange Commission as part of a Form 6-K report on November 2, 2011 and incorporated by reference herein).
**4.8	Consent of KPMG LLP filed with the Alberta Securities Commission.
*5.1	Consent of KPMG LLP.
*5.2	Consent of Blake, Cassels & Graydon LLP.
*5.3	Consent of Mayer Brown LLP.
*6.1	Power of attorney (included in the signature page to this Registration Statement).

Exhibit Number	Description
7.1	Second Amended and Restated Debt Indenture dated as of September 15, 2011 between TCPL and The Bank of New York Mellon, as trustee (included as Exhibit 4.1 to the Form 6-K filed with the Securities and Exchange Commission on September 21, 2011 and incorporated by reference herein).
7.2
Amended and Restated Subordinated Debt Indenture dated as of November 30, 2000 between TCPL and The Bank of Nova Scotia Trust Company of New York, as trustee (included as Exhibit 4.171 to the Form 6-K filed with the Securities and Exchange Commission on December 22, 2000 and incorporated by reference herein).
*7.3	Statement of Eligibility and Qualification of the Trustee on Form T-1 under the Debt Indenture.
*7.4	Statement of Eligibility and Qualification of the Trustee on Form T-1 under the Subordinated Debt Indenture.

*
Filed herewith.

**
To be filed by amendment.

 PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertaking

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-9 or to transactions in said securities.

Item 2.    Consent to Service of Process

  (a)
  Concurrently with the filing of this Registration Statement, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

  (b)
  Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

III-1

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Country of Canada on the 7th day of November, 2011.

TRANSCANADA PIPELINES LIMITED
By:	/s/ RUSSELL K. GIRLING Name: Russell K. Girling Title: President and Chief Executive Officer

III-2

 POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints each of Russell K. Girling, Donald R. Marchand and Donald J. DeGrandis his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and any additional registration statements pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing appropriate or necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RUSSELL K. GIRLING Russell K. Girling	President and Chief Executive Officer (Principal Executive Officer)	November 7, 2011
/s/ DONALD R. MARCHAND Donald R. Marchand	Executive Vice-President and Chief Financial Officer (Principal Financial Officer)	November 7, 2011
/s/ G. GLENN MENUZ G. Glenn Menuz	Vice-President and Controller (Principal Accounting Officer)	November 7, 2011
/s/ S. BARRY JACKSON S. Barry Jackson	Director, Chair	November 7, 2011
/s/ KEVIN E. BENSON Kevin E. Benson	Director	November 7, 2011
/s/ DEREK H. BURNEY Derek H. Burney, O.C.	Director	November 7, 2011
Wendy K. Dobson	Director
/s/ E. LINN DRAPER E. Linn Draper	Director	November 7, 2011

III-3

Signature	Title	Date
/s/ PAULE GAUTHIER The Hon. Paule Gauthier, P.C., O.C., O.Q, Q.C.	Director	November 7, 2011
/s/ PAUL L. JOSKOW Paul L. Joskow	Director	November 7, 2011
/s/ JOHN A. MACNAUGHTON John A. MacNaughton, C.M.	Director	November 7, 2011
/s/ DAVID P. O'BRIEN David P. O'Brien	Director	November 7, 2011
/s/ W. THOMAS STEPHENS W. Thomas Stephens	Director	November 7, 2011
/s/ D. MICHAEL G. STEWART D. Michael G. Stewart	Director	November 7, 2011

III-4

 AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of TransCanada PipeLines Limited in the United States, on November 7, 2011 in Calgary, Alberta, Canada.

TRANSCANADA PIPELINE USA LTD.
By:	/s/ DONALD J. DEGRANDIS Name: Donald J. DeGrandis Title: Assistant Secretary

III-5

 EXHIBIT INDEX

Exhibit Number	Description
4.1	Audited comparative consolidated financial statements of TCPL as at December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010, the notes thereto, and the auditors' report thereon (included as part of the Form 40-F filed with the Securities and Exchange Commission on February 22, 2011, as amended by the Form 40-F/A filed with the Securities and Exchange Commission on March 4, 2011, and incorporated by reference herein).
4.2
Management's Discussion and Analysis of Financial Condition and Results of Operations of TCPL as at and for the year ended December 31, 2010 (included as part of the Form 40-F filed with the Securities and Exchange Commission on February 22, 2011, as amended by the Form 40-F/A filed with the Securities and Exchange Commission on March 4, 2011, and incorporated by reference herein).
4.3
Audited related supplemental note entitled "Reconciliation to United States GAAP" as at December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010, the notes thereto, and the auditors' report thereon (included as part of the Form 40-F filed with the Securities and Exchange Commission on February 22, 2011, as amended by the Form 40-F/A filed with the Securities and Exchange Commission on March 4, 2011, and incorporated by reference herein).
4.4
Amended Annual Information Form of TCPL for the year ended December 31, 2010, dated February 22, 2011 (included as part of the Form 40-F filed with the Securities and Exchange Commission on February 22, 2011, as amended by the Form 40-F/A filed with the Securities and Exchange Commission on March 4, 2011, and incorporated by reference herein).
4.5
Consolidated comparative interim unaudited financial statements of TCPL as at September 30, 2011 and for the nine-month periods ended September 30, 2011 and 2010, and the notes thereto (filed with the Securities and Exchange Commission as part of a Form 6-K report on November 2, 2011 and incorporated by reference herein).
4.6
Management's Discussion and Analysis of Financial Condition and Results of Operations of TCPL as at and for the nine-month period ended September 30, 2011 (filed with the Securities and Exchange Commission as part of a Form 6-K report on November 2, 2011 and incorporated by reference herein).
4.7
Unaudited related supplemental note entitled "Reconciliation to United States GAAP" as at September 30, 2011 and for the nine-month periods ended September 30, 2011 and 2010 (filed with the Securities and Exchange Commission as part of a Form 6-K report on November 2, 2011 and incorporated by reference herein).
**4.8	Consent of KPMG LLP filed with the Alberta Securities Commission.
*5.1	Consent of KPMG LLP.
*5.2	Consent of Blake, Cassels & Graydon LLP.
*5.3	Consent of Mayer Brown LLP.
*6.1	Power of attorney (included in the signature page to this Registration Statement).
7.1
Second Amended and Restated Debt Indenture dated as of September 15, 2011 between TCPL and The Bank of New York Mellon, as trustee (included as Exhibit 4.1 to the Form 6-K filed with the Securities and Exchange Commission on September 21, 2011 and incorporated by reference herein).

Exhibit Number	Description
7.2	Amended and Restated Subordinated Debt Indenture dated as of November 30, 2000 between TCPL and The Bank of Nova Scotia Trust Company of New York, as trustee (included as Exhibit 4.171 to the Form 6-K filed with the Securities and Exchange Commission on December 22, 2000 and incorporated by reference herein).
*7.3	Statement of Eligibility and Qualification of the Trustee on Form T-1 under the Debt Indenture.
*7.4	Statement of Eligibility and Qualification of the Trustee on Form T-1 under the Subordinated Debt Indenture.

*
Filed herewith.

**
To be filed by amendment.